NEWS RELEASE

First Quarter Financial Results And Conference Call, Webcast and
Podcast Scheduled For Wednesday May 16

May 10, 2007- Vancouver, Canada- Endeavour Silver Corp. (EDR:TSX, EJD:DBFrankfurt and EXK:AMEX) plans to release its first quarter financial results on the morning of Tuesday, May 15. A conference call to discuss the Q1 results will be held at 1:15 PM Pacific Time (4:15 PM Eastern Time) the following day, Wednesday May 16. To participate in the conference call, please dial the following:

  1-877-461-2814 Canada & USA (Toll-Free)
  416-695-9753 Toronto area callers
  No pass code necessary

A replay of the conference call will be available until May 30, 2007 by dialing 1-888-509-0081 in Canada & USA (Toll-free) or 416-695-5275 in the Toronto area. The required pass code is 644450.

A simultaneous webcast and podcast of the conference call will be posted on the home page of the company's website, www.edrsilver.com.

Endeavour Silver Corp. is a silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Expansion programs are now underway at the high grade Guanacevi Mines Project in the state of Durango and the Bolanitos Mines Project in the state of Guanajuato. In addition, Endeavour is actively exploring projects in Chihuahua and Michoacan states. The Company's acquisition and expansion programs now underway should enable Endeavour Silver to join the ranks of the top primary silver producers worldwide.

On Behalf of the Board of Directors,

ENDEAVOUR SILVER CORP.

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.) Phone: (604) 685-9775 Fax: (604) 685-9744
Website: www.edrsilver.com            E-mail: investorrelations@edrsilver.com            Trading Symbols: TSX: EDR; FSE: EJD